Exhibit (h)(7)

SCHEDULE 1
(Updated September 16, 2021)

List of Funds

Fund Name	Ticker	# of Shares per Creation Unit
The Cannabis ETF	THCX	25,000
Trajan Wealth Income Opportunities ETF	TWIO	10,000
VectorShares Min Vol ETF	VSPY	10,000
UVA Dividend Value ETF	FFDV	10,000
UVA Unconstrained Medium-Term Fixed Income ETF	FFIU	50,000